SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2008

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2008 and 2007		5

	Notes to Financial Statements:		6-14

	Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008		15-21

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2008 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2008, as filed with the Commission on March 9, 2009)

	99(b)
GE Institutional International Equity Fund 2008 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2008, as filed with the Commission on December 12, 2008)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2008 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2008, as filed with the Commission on December 12, 2008)

	99(d)
GE Institutional Strategic Investment Fund 2008 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2008, as filed with the Commission on December 12, 2008)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 24, 2009	/s/ Jamie S. Miller
Jamie S. Miller Vice President and Controller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2008 and 2007

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2008 and 2007	5

Notes to Financial Statements	6-14

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	15-21

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of the GE Savings and Security Program (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 12, 2009

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

(in thousands)

Assets	2008	2007

Investments at fair value (note 3)	$15,292,581	$26,329,101
Loans to participants	427,014	467,591
Accrued dividends and interest	121,011	124,088
Other assets	5,032	–
Total assets	15,845,638	26,920,780

Liabilities

Liability for collateral deposits (note 3)	–	273,086
Other liabilities	282	2,419
Total liabilities	282	275,505

Net assets available for plan benefits	$15,845,356	$26,645,275

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

(in thousands)

	2008	2007

Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of
investments (note 3)	$(11,466,233)	$36,710

Interest and dividend income:
General Electric Company Common Stock	518,441	478,841
Registered investment companies	277,802	678,939
Other investments	70,257	116,751
	(10,599,733)	1,311,241

Interest on loans to participants	26,150	26,331

Contributions:
Employee	1,020,897	1,014,699
Employer	350,516	341,869
	1,371,413	1,356,568

Total additions (reductions)	(9,202,170)	2,694,140

Deductions from net assets attributed to:
Participant withdrawals	1,597,749	2,241,855

Net increase (decrease)	(10,799,919)	452,285

Net assets available for plan benefits:
Beginning of year	26,645,275	26,192,990

End of year	$15,845,356	$26,645,275

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company. GEAM is the investment adviser to each of the Plan’s investment options, except General Electric Company Common Stock, Vanguard® Institutional Index Fund and the United States Savings Bonds. State Street Corporation, Vanguard®, and The Bank of New York Mellon are the custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)	General Electric Company Common Stock (“GE Common Stock”).

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

(d)	GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)
GE Institutional Small-Cap Equity Fund (the “Small Cap Fund”) - a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) - a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.) and investment grade debt securities.

(g)
Vanguard® Institutional Index Fund (the “Index Fund”) - a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor’s 500 Index, which is composed primarily of equity securities of large U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

(h)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) - invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)	GE S&S Money Market Fund (the “Money Market Fund”) - invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)
United States Savings Bonds (the “U.S. Bond Fund”) - comprises individual participants’ contributions that are directed to U.S. Treasury Series EE Savings Bonds (Series E before 1980), bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired. Proceeds from bonds acquired before July 1, 1995 that have matured but not yet distributed are reinvested in bonds.

The Income Fund, Mutual Fund, International Fund, Small Cap Fund, Strategic Investment Fund, Index Fund, Short Term Fund and Money Market Fund are collectively referred to herein as the “Funds”.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $15,500 in both 2008 and 2007. For participants who were at least age 50 during the year, the 2008 and 2007 limits were generally $20,500.

The Plan generally permits participants to switch their investment balances up to 24 times each year. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Employer contributions are invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2008 and 2007, transfers from other qualifying plans or arrangements accounted for $40.8 million and $49.6 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates of individual loans are fixed for the shorter of the term of the loan or five years.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their accounts, including employee and employer contributions and investment results.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the interest and dividend income on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the unrealized appreciation (depreciation) of investments.

Investments other than GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage their risk. No investments are engaged in market-making or other speculative activities. Established practices require that derivative financial instruments relate to specific asset, liability or equity transactions.

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the Short Term Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

The Plan invests in a collective fund. A collective fund is a pool of investments from various investors to create a diversified fund. Generally, a collective fund other than a bank common fund or a master trust that includes assets contributed from employee benefit plans is referred to as a 103-12 entity under ERISA.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options, which are distributed annually to participants, except the Short Term and the Money Market Funds whose detailed information is contained in the S&S Program Supplemental Information document and distributed annually.

(c)	Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(e)	Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2008 and 2007:

	2008		2007
	(in thousands)

GE Common Stock	$6,973,690	*	$15,255,430	*
Registered Investment Companies:
GE S&S Income Fund	1,653,835	*	1,772,997	*
GE S&S Program Mutual Fund	1,896,878	*	3,078,545	*
GE Institutional International Equity Fund	906,666	*	1,828,429	*
GE Institutional Small-Cap Equity Fund	406,984		659,434
GE Institutional Strategic Investment Fund	296,825		376,095
Vanguard® Institutional Index Fund	559,611		807,271
Total Registered Investment Companies	5,720,799		8,522,771
Other Investments:
Short-Term Money Market Instruments	1,150,789	*	1,054,829
U.S. Government and Agency Debt Obligations	1,251,833	*	872,516
Collective Fund **	25,013		336,918
Other	170,457		286,637
Total Investments at fair value	$15,292,581		$26,329,101

*      Investments representing more than 5% of the Plan’s net assets.
**    Qualifying 103-12 investments under ERISA.

The Plan’s investments appreciated (depreciated) as follows:

	2008	2007
	(in thousands)

GE Common Stock	$(8,651,374)	$(24,179)
Registered Investment Companies	(2,839,444)	54,312
Other Investments	24,585	6,577
	$(11,466,233)	$36,710

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

The Funds may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.  As of December 31, 2008, the Short Term Fund no longer participated in security lending programs.  For the Short Term Fund, the value of loaned securities, primarily U.S. Treasury obligations, amounted to $268 million at December 31, 2007.  As of December 31, 2008 and 2007, the Index Fund participated in security lending programs.  As of December 31, 2007, the Income Fund participated in security lending programs. As of December 31, 2008, the Income Fund no longer participated in security lending programs.  For more information, refer to the audited financial statements of the Income Fund and the Index Fund, respectively.

The Plan’s investment funds include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, Fair Value Measurements (“SFAS 157”), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures.  Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  SFAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

We maintain policies and procedures to value investments using the best and most relevant data available.   We perform periodic reviews of the methodologies used by independent pricing services including obtaining price validation for certain securities.  The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities primarily include GE Common Stock and registered investment companies.

When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable.  These investments are included in Level 2 and primarily comprise our portfolio of long-term US government, agency and corporate debt, notes, bonds and mortgage-backed securities.  In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

The Plan’s ownership in the collective fund is carried at fair value based on the investment’s net asset value per unit and included in Level 2.

The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
	(in thousands)

GE Common Stock	$6,973,690	$–	$–	$6,973,690

Registered Investment Companies	5,720,799	–	–	5,720,799

Other Investments:
Short-Term Money Market Instruments	–	1,150,789	–	1,150,789
U.S. Government and Agency Debt Obligations	–	1,251,764	69	1,251,833
Collective Fund	–	25,013	–	25,013
U.S. Savings Bonds and other	121,677	48,780	–	170,457
Total Investments at fair value	$12,816,166	$2,476,346	$69	$15,292,581

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2008:

(In thousands)	January 1, 2008	Net realized/ unrealized gains (losses) included in earnings	Purchases, issuances and settlements	Transfers in and/or out of Level 3(a)	December 31, 2008	Net change in unrealized gains (losses) relating to investments still held at December 31, 2008(b)

U.S. Government
and Agency Debt
Obligations	$158,045	$1,245	$(159,221)	$–	$69	$4

(a)	Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.
(b)
Represented the amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to investments classified as Level 3 that are still held at December 31, 2008.

(5)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated June 27, 2006, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter. A request for a new determination letter for the Plan has been submitted to the Internal Revenue Service.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)	Plan Amendments

In 2007, the Plan was amended to comply with the new Internal Revenue Code section 415 regulations and to add a small sum cash out provision.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2008 and 2007

(7)           Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per Form 5500 instructions.  The following is a reconciliation of total investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	December 31
	2008	2007
	(in thousands)

Total investments per financial statements	$15,292,581	$26,329,101
Loans to participants	427,014	467,591
Total investments per Form 5500	$15,719,595	$26,796,692

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Shares	* Cost	Fair Value
Corporate Stocks - Common
** General Electric Company	430,474,712	$10,584,314,294	$6,973,690,326

Registered Investment Companies
*** GE S&S Income Fund	157,508,064	1,775,779,960	1,653,834,672
*** GE S&S Program Mutual Fund	67,384,653	3,016,482,366	1,896,877,982
*** GE Institutional International Equity Fund	102,332,553	1,442,440,692	906,666,420
*** GE Institutional Small-Cap Equity Fund	45,883,209	647,558,244	406,984,064
*** GE Institutional Strategic Investment Fund	34,196,375	393,364,774	296,824,535
Vanguard® Institutional Index Fund	6,779,878	774,374,021	559,611,130
Total Registered Investment Companies		8,050,000,057	5,720,798,803

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Rate of Interest	Maturity	* Cost	Fair Value
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National PLC	0.130%	01/02/2009	$49,099,830	$49,099,830	(a)
Abbey National PLC	1.500	03/02/2009	13,057,275	13,057,275	(a)
Bank Of Montreal	1.000	01/12/2009	35,584,281	35,584,281	(a)
Bank Of Nova Scotia	1.400	01/07/2009	32,490,000	32,490,000
Bank of America Corporation	3.100	02/12/2009	51,234,031	51,234,031	(a)
Barclays Bank Repo	0.040	01/02/2009	14,600,000	14,600,000
Barclays Bank PLC	2.250	02/10/2009	47,270,000	47,270,000
Barclays Bank PLC	2.419	02/26/2009	17,818,392	17,818,392
BNP Paribas NY Branch	1.680	02/05/2009	21,950,000	21,950,000
BNP Paribas NY Branch	2.380	01/06/2009	39,210,000	39,210,000
BP Capital Markets PLC	1.580	01/08/2009	46,365,751	46,365,751	(a)
Calyon North America	0.250	01/02/2009	15,999,889	15,999,889	(a)
Calyon NY Branch	3.880	01/27/2009	45,820,000	45,820,000
CBA (DE) Finance Inc	1.080	03/17/2009	24,165,505	24,165,505	(a)
CBA (DE) Finance Inc	1.830	01/28/2009	36,839,368	36,839,368	(a)
Chase Bank USA	2.500	02/06/2009	45,820,000	45,820,000
ConocoPhillips	1.300	01/29/2009	31,967,644	31,967,644	(a)
Danske Corporation	1.300	01/12/2009	28,168,806	28,168,806	(a)
Danske Corporation	1.490	02/17/2009	33,145,397	33,145,397	(a)
Deutsche Bank	0.050	01/02/2009	29,200,000	29,200,000
Goldman Sachs Inc	0.005	01/02/2009	54,600,000	54,600,000
HSBC Americas Inc	0.300	01/21/2009	26,455,590	26,455,590	(a)
HSBC Americas Inc	1.870	01/21/2009	30,897,867	30,897,867	(a)
ING (US) Funding LLC	1.900	01/15/2009	40,050,385	40,050,385	(a)
Lloyds Bank PLC NY Branch	2.050	03/02/2009	35,249,970	35,249,970
Rabobank Nederland NY	3.800	01/05/2009	38,000,000	38,000,000	(a)
Rabobank Nederland NV	0.500	03/19/2009	25,700,000	25,700,000
Royal Bank Of Scotland PLC	2.740	01/30/2009	40,590,210	40,590,210	(a)
Royal Bank Of Canada	1.690	02/04/2009	47,470,000	47,470,000
Societe Generale North Amer	1.390	03/16/2009	16,073,942	16,073,942	(a)
Societe Generale NY	2.200	03/03/2009	47,980,000	47,980,000
State Street Cayman Islands	0.010	01/02/2009	19,820,737	19,820,737
Toronto-Dominion	1.750	01/22/2009	30,390,000	30,390,000
Westpac Banking Corporation	1.900	02/18/2009	37,704,240	37,704,240	(a)
Total Short-Term Money Market Instruments			1,150,789,110	1,150,789,110

Collective Fund ****
***GE Cash Plus Fund	Variable	N/A	25,013,077	25,013,077

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations
Freddie Mac Discount Notes	0.010%	02/02/2009	$25,288,935	$25,288,935	(a)
Federal Home Loan Bank Discount Notes	0.010	05/15/2009	26,455,359	26,455,359	(a)
Federal Home Loan Mortgage Discount Notes	0.010	01/12/2009	34,549,402	34,549,402	(a)
Federal Home Loan Mortgage Discount Notes	0.010	03/11/2009	30,874,175	30,874,175	(a)
Federal Home Loan Bank Construction Discount Notes	0.010	01/14/2009	36,748,124	36,748,124	(a)
Federal Home Loan Bank Construction Discount Notes	0.010	02/23/2009	30,704,729	30,704,729	(a)
Federal National Mortgage Association Discount Notes	0.010	01/20/2009	39,959,889	39,959,889	(a)
Federal National Mortgage Association Discount Notes	0.010	03/02/2009	34,790,724	34,790,724	(a)
Federal National Mortgage Association Discount Notes	0.010	03/09/2009	34,372,699	34,372,699	(a)
Federal Home Loan Banks	2.520	04/21/2009	22,787,721	22,787,721
Federal Home Loan Participation Certificate Pool	7.000	10/01/2023	16,361	16,198
Federal Home Loan Participation Certificate Pool	7.000	11/01/2031	118,606	117,658
Federal Home Loan Participation Certificate Pool	7.000	04/01/2032	507,357	500,057
Federal Home Loan Participation Certificate Pool	7.000	04/01/2032	365,851	360,640
Federal Home Loan Participation Certificate Pool	7.000	06/01/2032	179,349	177,529
Federal Home Loan Participation Certificate Pool	7.000	04/01/2036	1,048,646	1,059,870
Federal Home Loan Participation Certificate Pool	7.500	01/01/2016	385,053	388,971
Federal Home Loan Participation Certificate Pool	7.500	01/01/2027	332,459	332,036
Federal Home Loan Participation Certificate Pool	7.500	01/01/2027	27,036	26,698
Federal Home Loan Participation Certificate Pool	8.000	05/01/2031	32,320	32,460
Federal Home Loan Participation Certificate Pool	8.500	03/01/2027	101,069	99,116
Federal Home Loan Participation Certificate Pool	9.250	12/01/2016	44,374	40,125
Federal Home Loan Mortgage Corporation	1.545	12/15/2030	3,557,739	3,583,953
Federal Home Loan Mortgage Corporation	3.250	07/15/2023	441,860	446,519
Federal Home Loan Mortgage Corporation	5.000	11/15/2022	2,968,925	2,994,988
Federal Home Loan Mortgage Corporation	5.000	07/15/2028	13,744,500	13,682,680
Federal Home Loan Mortgage Corporation	5.000	07/15/2031	30,249,335	30,364,108
Federal Home Loan Mortgage Corporation	5.125	04/18/2011	138,761,201	144,838,058
Federal Home Loan Mortgage Corporation	5.500	12/25/2029	9,795,197	9,983,263
Federal Home Loan Mortgage Participation Certificate Guaranteed	6.000	10/15/2013	64,099	71,359	(b)
Federal National Mortgage Association	0.100	05/25/2018	132,189	68,764	(b)
Federal National Mortgage Association	0.921	01/25/2031	14,956,309	15,045,922
Federal National Mortgage Association	5.000	08/25/2021	406,463	414,212
Federal National Mortgage Association	5.000	02/25/2022	553,138	563,752
Federal National Mortgage Association	5.000	11/25/2027	9,020,391	9,188,085
Federal National Mortgage Association	5.000	08/25/2029	18,402	18,510
Federal National Mortgage Association	5.500	06/25/2025	1,654,925	1,682,859
Federal National Mortgage Association	6.250	04/25/2033	10,092,010	10,251,515
Federal National Mortgage Association Guaranteed	1.408	07/25/2044	7,577,483	1,396,857	(b)
Federal National Mortgage Association Guaranteed	5.500	02/25/2031	1,561,963	1,567,570
Federal National Mortgage Association Pool	3.188	05/01/2033	2,321,278	2,191,571
Federal National Mortgage Association Pool	4.280	06/01/2033	2,466,542	2,398,170
Federal National Mortgage Association Pool	4.358	06/01/2033	621,625	591,772
Federal National Mortgage Association Pool	4.658	07/01/2033	4,335,651	4,250,836
Federal National Mortgage Association Pool	4.672	12/01/2032	674,657	650,458
Federal National Mortgage Association Pool	4.674	07/01/2033	1,815,430	1,766,904

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association Pool	4.902%	06/01/2033	$438,055	$424,063
Federal National Mortgage Association Pool	4.994	05/01/2033	430,022	417,921
Federal National Mortgage Association Pool	5.020	07/01/2033	207,545	206,242
Federal National Mortgage Association Pool	5.103	06/01/2033	239,861	230,108
Federal National Mortgage Association Pool	5.290	06/01/2033	1,734,338	1,694,609
Federal National Mortgage Association Pool	5.670	05/01/2037	16,376,276	16,646,960
Federal National Mortgage Association Pool	5.950	06/01/2033	644,052	615,579
Federal National Mortgage Association Pool	7.000	04/01/2011	12,680	11,884
Federal National Mortgage Association Pool	7.000	02/01/2017	124,522	124,415
Federal National Mortgage Association Pool	7.000	03/01/2017	382,056	381,840
Federal National Mortgage Association Pool	7.000	03/01/2017	158,937	157,235
Federal National Mortgage Association Pool	7.000	03/01/2017	84,657	83,849
Federal National Mortgage Association Pool	7.000	03/01/2017	75,094	74,290
Federal National Mortgage Association Pool	7.000	04/01/2017	355,348	355,147
Federal National Mortgage Association Pool	7.000	04/01/2017	289,885	287,118
Federal National Mortgage Association Pool	7.000	04/01/2017	75,577	74,856
Federal National Mortgage Association Pool	7.000	05/01/2017	197,638	193,688
Federal National Mortgage Association Pool	7.000	05/01/2017	130,146	128,184
Federal National Mortgage Association Pool	7.000	07/01/2017	695,728	689,595
Federal National Mortgage Association Pool	7.000	07/01/2017	235,727	233,202
Federal National Mortgage Association Pool	7.000	02/01/2019	18,279	17,987
Federal National Mortgage Association Pool	7.000	03/01/2029	130,377	133,103
Federal National Mortgage Association Pool	7.000	06/01/2031	130,467	130,123
Federal National Mortgage Association Pool	7.000	10/01/2031	282,976	289,850
Federal National Mortgage Association Pool	7.000	01/01/2032	83,101	82,886
Federal National Mortgage Association Pool	7.000	10/01/2032	117,464	116,474
Federal National Mortgage Association Pool	7.000	04/01/2033	331,775	329,535
Federal National Mortgage Association Pool	7.000	11/01/2033	674,953	668,626
Federal National Mortgage Association Pool	7.000	03/01/2034	141,095	139,405
Federal National Mortgage Association Pool	7.000	06/01/2034	339,582	338,911
Federal National Mortgage Association Pool	7.000	01/01/2035	293,811	293,840
Federal National Mortgage Association Pool	7.000	05/01/2035	687,059	687,360
Federal National Mortgage Association Pool	7.000	05/01/2035	817,613	819,187
Federal National Mortgage Association Pool	7.000	01/01/2036	950,559	968,224
Federal National Mortgage Association Pool	7.000	04/01/2036	1,455,815	1,489,618
Federal National Mortgage Association Pool	7.000	02/01/2038	7,931,041	8,032,487
Federal National Mortgage Association Pool	7.000	03/01/2038	7,860,487	7,961,031
Federal National Mortgage Association Pool	7.000	04/01/2038	7,772,621	7,872,040
Federal National Mortgage Association Pool	7.500	04/01/2016	59,760	58,375
Federal National Mortgage Association Pool	7.500	11/01/2021	165,536	162,979
Federal National Mortgage Association Pool	7.500	11/01/2022	169,403	170,210
Federal National Mortgage Association Pool	7.500	03/01/2023	44,323	43,961
Federal National Mortgage Association Pool	7.500	01/01/2025	352,999	354,893
Federal National Mortgage Association Pool	7.500	05/01/2026	54,166	54,521
Federal National Mortgage Association Pool	7.500	07/01/2027	368,803	370,453
Federal National Mortgage Association Pool	7.500	10/01/2030	112,076	110,185
Federal National Mortgage Association Pool	7.500	01/01/2031	85,453	86,095
Federal National Mortgage Association Pool	7.500	02/01/2031	188,242	189,525

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association Pool	7.500%	01/01/2032	$185,874	$185,468
Federal National Mortgage Association Pool	7.500	04/01/2032	175,684	177,016
Federal National Mortgage Association Pool	7.500	04/01/2032	136,881	137,919
Federal National Mortgage Association Pool	7.500	06/01/2032	160,644	158,794
Federal National Mortgage Association Pool	7.500	07/01/2032	112,528	112,479
Federal National Mortgage Association Pool	7.500	04/01/2033	84,478	83,338
Federal National Mortgage Association Pool	7.500	11/01/2033	173,303	171,238
Federal National Mortgage Association Pool	7.500	03/01/2034	566,771	559,612
Federal National Mortgage Association Pool	7.500	05/01/2034	594,621	585,762
Federal National Mortgage Association Pool	8.000	03/01/2032	236,707	235,535
Federal National Mortgage Association Pool	8.000	05/01/2032	32,461	32,190
Federal National Mortgage Association Pool	8.000	11/01/2033	86,195	84,864
Federal National Mortgage Association Pool	8.500	06/01/2028	307,502	304,187
Federal National Mortgage Association Pool	8.500	08/01/2029	607,838	601,129
Federal National Mortgage Association Pool	8.500	08/01/2030	125,617	122,690
Federal National Mortgage Association Pool	9.000	03/01/2011	365,625	372,114
Federal National Mortgage Association Pool	9.000	12/01/2031	191,488	193,906
Federal National Mortgage Association Pool	9.500	09/01/2021	199,549	189,820
Government National Mortgage Association Pool	7.000	03/15/2031	202,562	203,876
Government National Mortgage Association Pool	7.000	12/15/2018	322,705	316,070
Government National Mortgage Association Pool	7.000	11/15/2023	339,631	337,297
Government National Mortgage Association Pool	7.000	05/15/2032	450,866	451,235
Government National Mortgage Association Pool	7.000	11/15/2032	210,088	207,513
Government National Mortgage Association Pool	7.500	02/15/2009	122	121
Government National Mortgage Association Pool	7.500	12/15/2012	404,114	414,542
Government National Mortgage Association Pool	7.500	12/15/2018	405,642	395,514
Government National Mortgage Association Pool	7.500	11/15/2027	48,324	47,747
Government National Mortgage Association Pool	7.500	01/15/2031	431,059	433,771
Government National Mortgage Association Pool	7.500	01/15/2031	116,936	117,671
Government National Mortgage Association Pool	7.500	03/15/2031	46,722	47,016
Government National Mortgage Association Pool	7.500	05/15/2031	241,838	243,359
Government National Mortgage Association Pool	7.500	07/15/2031	296,451	298,316
Government National Mortgage Association Pool	7.500	09/15/2031	345,483	347,657
Government National Mortgage Association Pool	9.000	08/15/2009	28,715	27,389
Government National Mortgage Association Pool	9.000	12/15/2009	128,516	124,247
Government National Mortgage Association Pool	9.000	12/15/2009	22,743	21,212
Government National Mortgage Association Pool	9.000	11/15/2017	209,574	203,126
Government National Mortgage Association Pool	9.500	12/15/2009	147,274	136,489
Government National Mortgage Association Pool	9.500	12/15/2009	29,579	27,641
Government National Mortgage Association Pool	9.500	12/15/2009	28,785	26,899
Federal National Mortgage Association	0.010	06/10/2009	47,969,587	47,969,587	(a)
Federal National Mortgage Association	2.875	10/12/2010	200,253,183	206,291,800
U.S. Treasury Notes	1.750	11/15/2011	68,889,926	69,281,876
U.S. Treasury Notes	2.625	05/31/2010	5,009,759	5,150,975
U.S. Treasury Notes	4.750	02/15/2010	8,212,338	8,579,983
U.S. Treasury Notes	4.875	08/15/2009	134,252,668	134,550,932
U.S. Treasury Notes	1.250	11/30/2010	138,174,446	138,572,555
Total U.S. Government and Agency Debt Obligations			1,243,552,932	1,251,832,946

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Other	Units	* Cost	Fair Value
U.S. Savings Bonds – Held in trust
1979 U.S. Savings Bond E Series	7,496	$140,550	$794,970
1980 U.S. Savings Bond EE Series	3,603	180,150	1,105,692
1981 U.S. Savings Bond EE Series	3,848	192,400	1,025,543
1982 U.S. Savings Bond EE Series	4,191	209,550	1,052,098
1983 U.S. Savings Bond EE Series	7,286	364,300	1,487,279
1984 U.S. Savings Bond EE Series	8,484	424,200	1,568,500
1985 U.S. Savings Bond EE Series	12,844	642,200	2,266,759
1986 U.S. Savings Bond EE Series	42,230	2,111,500	7,047,408
1987 U.S. Savings Bond EE Series	44,906	2,245,300	6,582,502
1988 U.S. Savings Bond EE Series	51,619	2,580,950	7,275,238
1989 U.S. Savings Bond EE Series	72,088	3,604,400	9,761,859
1990 U.S. Savings Bond EE Series	75,872	3,793,600	9,872,189
1991 U.S. Savings Bond EE Series	79,985	3,999,250	10,010,480
1992 U.S. Savings Bond EE Series	112,980	5,649,000	13,579,557
1993 U.S. Savings Bond EE Series	83,475	4,173,750	8,294,541
1994 U.S. Savings Bond EE Series	68,801	3,440,050	6,279,146
1995 U.S. Savings Bond EE Series	26,130	1,306,500	2,278,256
1996 U.S. Savings Bond EE Series	104	5,200	8,239
1997 U.S. Savings Bond EE Series	200	10,000	15,777
1998 U.S. Savings Bond EE Series	333	16,650	25,172
1999 U.S. Savings Bond EE Series	526	26,300	37,993
2000 U.S. Savings Bond EE Series	739	36,950	50,779
2001 U.S. Savings Bond EE Series	884	44,200	57,660
2002 U.S. Savings Bond EE Series	1,124	56,200	70,121
2003 U.S. Savings Bond EE Series	1,821	91,050	109,732
2004 U.S. Savings Bond EE Series	2,747	137,350	159,851
2005 U.S. Savings Bond EE Series	3,987	199,350	222,828
2006 U.S. Savings Bond EE Series	5,083	254,150	274,132
2007 U.S. Savings Bond EE Series	7,393	369,650	385,083
2008 U.S. Savings Bond EE Series	9,252	462,600	462,600
		36,767,300	92,161,984
U.S. Savings Bonds – Held in custody
2006 U.S. Savings Bond EE Series	192,513	9,625,650	10,395,871
2007 U.S. Savings Bond EE Series	184,604	9,230,200	9,632,906
2008 U.S. Savings Bond EE Series	189,725	9,486,250	9,486,250
		28,342,100	29,515,027

Total U.S. Savings Bonds		65,109,400	121,677,011

See accompanying notes to schedule of assets on page 21.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Description	Rate of Interest	Maturity	* Cost	Fair Value
Corporate Notes
Toyota Motor Car Corporation	1.215%	09/15/2009	$45,260,000	$45,260,000

Other
State Street Bank	0.938	12/31/2030	3,520,150	3,520,150
Total Other			113,889,550	170,457,161

Total Investments at fair value			21,167,559,020	15,292,581,423

Loans to Participants

** Various (60,299 loans)	5.350 - 8.050	1 month – 15 years	–	427,013,815

Total Loans to Participants			–	427,013,815

Total Assets (Held at End of Year)			$21,167,559,020	$15,719,595,238

Notes to Schedule of Assets:

*
Cost of securities, including cost of GE Common Stock, is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and  losses realized on participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

**	Represents a party in interest to the Plan.
***	Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
****	103-12 investment in Collective funds; GE Cash Plus Fund is a holding of the Short Term Fund.

(a)	Rate of interest is based on computed effective yield.
(b)	Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm.